UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emerging Markets Horizon Corp
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G3033X105
(CUSIP Number)

RCB Bank Ltd, Amathountos 2, 3105, Limassol, Cyprus, +35725837300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/31/20022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

✓Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3033X105 13G Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCB Bank Ltd	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐	
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus	
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 105550000

OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER
		0
	7.	SOLE DISPOSITIVE POWER
		10550000
	8.	SHARED DISPOSITIVE POWER
		0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10550000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

36.70%

12. TYPE OF REPORTING PERSON (see instructions)

OO

Item 1.

(a) Name of Issuer

Emerging Markets Horizon Corp. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

30 Ekaterinis Kornarou Street, 3rd Floor, Stovolos, 2024, Nicosia, Cyprus

Item 2.

(a) Name of Person Filing

RCB Bank Ltd

(b) Address of the Principal Office or, if none, residence

Amathountos 2, 3105, Limassol, Cyprus

(c) Citizenship

Cyprus

(d) Title of Class of Securities

Class A ordinary shares

(e) CUSIP Number

G3033X105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   []   Broker or dealer registered under Section 15 of the Act;

(b)   []   Bank as defined in Section 3(a)(6) of the Act;

(c)   []   Insurance company as defined in Section 3(a)(19) of the Act;

(d)   []   Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)   []   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   []   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   []   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   []   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   []   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   X   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);**

(k)   []   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

** RCB Bank Ltd is a credit institution licensed by the Central Bank of Cyprus.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to credit institution in Republic of Cyprus is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/03/2022
_____
Date

_____
Signature

Arkadii Zalevskii
Deputy CEO
RCB Bank Ltd